UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   NEWMAN, RICHARD G.
   AECOM Technology Corporation
   3250 Wilshire Boulevard, 5th Floor
   Los Angeles, CA  90010
2. Issuer Name and Ticker or Trading Symbol
   SOUTHWEST WATER COMPANY
   SWWC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 31, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $0.01 par val|      |    | |                  |   |           |19,870             |D     |Jt. Trust\1                |
ue                         |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Stock Option (Right to|$6.25   |03/11|A   | |3,099      |A  |/2   |03/12|Common Stock|3,099  |       |3,099       |D  |            |
 Buy)                 |        |/91  |    | |           |   |     |/01  |            |       |       |            |   |            |
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Stock Option (Right to|$3.93   |03/28|A   | |1,486      |A  |/3   |03/29|Common Stock|1,486  |       |1,486       |D  |            |
 Buy)                 |        |/94  |    | |           |   |     |/04  |            |       |       |            |   |            |
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Stock Option (Right to|$3.43   |05/15|A   | |1,486      |A  |/4   |05/16|Common Stock|1,486  |       |1,486       |D  |            |
 Buy)                 |        |/95  |    | |           |   |     |/05  |            |       |       |            |   |            |
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Stock Option (Right to|$4.81   |02/08|A   | |2,598      |A  |/5   |02/09|Common Stock|2,598  |       |2,598       |D  |            |
 Buy)                 |        |/96  |    | |           |   |     |/06  |            |       |       |            |   |            |
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Stock Option (Right to|$6.35   |05/22|A   | |2,362      |A  |/6   |05/23|Common Stock|2,362  |       |2,362       |D  |            |
 Buy)                 |        |/97  |    | |           |   |     |/07  |            |       |       |            |   |            |
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Stock Option (Right to|$8.60   |05/28|A   | |2,362      |A  |/7   |05/29|Common Stock|2,362  |       |2,362       |D  |            |
 Buy)                 |        |/98  |    | |           |   |     |/08  |            |       |       |            |   |            |
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Stock Option (Right to|$10.00  |05/27|A   | |2,362      |A  |/8   |05/27|Common Stock|2,362  |       |2,362       |D  |            |
 Buy)                 |        |/99  |    | |           |   |     |/09  |            |       |       |            |   |            |
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Stock Option (Right to|$12.50  |05/23|A   | |5,000      |A  |/9   |05/24|Common Stock|5,000  |       |5,000       |D  |            |
 Buy)                 |        |/00  |    | |           |   |     |/07  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
/1, /2, /3, /4 , /5, /6, /7 and /8 adjusted for a 3-for-2 stock split on
10/20/99.
/2 Exercisable @ 1/5 a year beginning 03/11/92. /3 Exercisable @ 1/5 a year beginning 03/28/95. /4 Exercisable @ 1/5 a year beginning 05/15/96.
/5 Exercisable @ 1/5 a year beginning 02/08/97. /6 Granted under SWWC's Stock Option Plan for Non-Employee Directors. Exercisable @ 1/2 a year beginning 05/22/98. /7 Granted under SWWC's Stock Option Plan for Non-Employee Directors. Exercisable @ 1/2 a year beginning 05/28/99.
/8 Granted under SWWC's Stock Option Plan for Non-Employee Directors. Exercisable @ 1/2 a year beginning 05/27/00.
/9 Granted under SWWC's Amended & Restated Stock Option Plan for Non-employee Directors. Exercisable @ 1/2 a year beginning 05/23/01.
SIGNATURE OF REPORTING PERSON
 /s/ Richard G. Newman
DATE
  May 31, 2000